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NA BREWS

Brewery

72 WALNUT ST
CHICOPEE, MA 01020
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Investment Opportunity
Data Room
Discussion
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THE PITCH
NA BREWS is seeking investment to defray operating cost and purchase new equipment.
Generating Revenue
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Early Investor Bonus: The investment multiple is increased to 2 for the next $50,000 invested.
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OUR STORY

Ezra Bleau joined the NA(Non-Alcoholic) community and positioned himself to progress the movement forward with the overall mission of normalizing sobriety, innovating in the NA beer space and partnering with local breweries to provide every person with delicious and healthy NA beers! At NA Brews, we have done the research and we know our customers. We are establishing ourselves as the leaders in NA beers locally and nationally.

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OUR MISSION

NA Brews is changing the world by removing the stigma of enjoying Non-Alcoholic Beverages in our social paradigm. NA Brews is dedicated to transforming the industry by creating a demand for quality NA brews in local markets, restaurants, and every major social event where alcoholic beverages are served...

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THE TEAM
Ezra Bleau
Chief Beer Officer

Ezra background is in the Education , Hospitality and Union Labor Background. His previous employment history is former Culinary Arts Instructor , Career Technical Education Department Chair ,Union Vice-President , avid homebrewer and Distiller. He has experience in teaching hospitality and business management.

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OUR PRODUCTS / SERVICES

NA Brews offers a diverse line of products and services with much room to expand into new segments and create new revenue streams

Online Sales
Retail Sales
Contract Brewing
Local distribution
National distribution
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OUR EXPANSION PLAN

We are building out a production facility and retail location in Holyoke, MA so that we can start to produce our own beer at a commercial scale and brew NA beer for other local breweries.

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FROM LOCAL TO NATIONAL

We plan to grow our local roots here in Massachusetts by partnering with local breweries and getting involved in the community. We also have a national reach and can expand the reach of our local brewery partners through our online presence and national distribution.

There is currently no local leader for non-alcoholic beer
Non-alcoholic beer is much easier to distribute because it is not as regulated as regular beer
Our local brewery partners can market their beers through our national online presence and distribution
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THE FUTURE OF NA BEER

Consumers are demanding more and more healthy drink options like kombucha, juice, and vegan drinks. NA Beers will be developing innovative non-alcoholic beers that are not only tasty but provide various health benefits like kombucha does.

From 2018-2023, it's expected that no-alcohol wine, spirits and beer will see the most growth within the alcohol category. (https://home.kpmg/xx/en/blogs/home/posts/2019/08/five-trends-transforming-the-beverage-industry.html)
The $18 billion non-alcoholic beer market is set to reach $25 B by 2025 (https://www.statista.com/statistics/1091389/non-alcoholic-beer-market-size-worldwide/)
Consumers want quality and functionality in their beverages
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WHY INVEST?
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Proprietary Dealcoholized Equipment $135,000
Mainvest Compensation $12,000
22FT Box Truck $25,000
Operating Capital $28,000
Total $200,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $750,000 $1,003,500 $1,304,550 $2,087,280 $3,339,648
Cost of Goods Sold $625,000 $772,115 $826,162 $867,469 $893,492
Gross Profit $125,000 $231,385 $478,388 $1,219,811 $2,446,156

EXPENSES

Rent $5,760 $5,535 $10,000 $20,000 $30,000
Utilities $3,600 $3,690 $3,782 $3,876 $3,972
Insurance $1,200 $1,230 $1,260 $1,291 $1,323
Repairs & Maintenance $1,200 $1,230 $1,260 $1,291 $1,323
Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323
Equipment Lease $18,000 $72,000 $120,000 $200,000 $200,000
Salaries $66,000 $100,000 $120,000 $180,000 $200,000
Operating Profit $28,040 $46,470 $220,826 $812,062 $2,008,215
This information is provided by NA BREWS. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2020 Balance Sheet

Investment Round Status

$200,000

TARGET

$250,000

MAXIMUM

This investment round closes on January 13, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name NA BREWS
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.9×
Business's Revenue Share 2%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
No operating history

NA BREWS was established in August 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the NA BREWS's fundraising. However, NA BREWS may require additional funds from alternate sources at a later date.

Forecasted milestones

NA BREWS forecasts the following milestones:

Secure lease in Holyoke MA by December 2020.

Hire for the following positions by December 2020: Sales Manager, Brewery Assistant, E-Commerce Rep

Achieve $500,000 in revenue per year by 2022.

Risk Factors
Limited Operating History

NA BREWS is a newly established entity and has no history for prospective investors to consider.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. NA BREWS competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from NA BREWS's core business or the inability to compete successfully against the with other competitors could negatively affect NA BREWS's financial performance.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of NA BREWS to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

NA BREWS operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in NA BREWS's management or vote on and/or influence any managerial decisions regarding NA BREWS. Furthermore, if the founders or other key personnel of NA BREWS were to leave NA BREWS or become unable to work, NA BREWS (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which NA BREWS and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, NA BREWS is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

NA BREWS might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If NA BREWS is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt NA BREWS

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect NA BREWS's financial performance or ability to continue to operate. In the event NA BREWS ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither NA BREWS nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

NA BREWS will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and NA BREWS is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although NA BREWS will carry some insurance, NA BREWS may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, NA BREWS could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect NA BREWS's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of NA BREWS's management will coincide: you both want NA BREWS to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want NA BREWS to act conservative to make sure they are best equipped to repay the Note obligations, while NA BREWS might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If NA BREWS needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with NA BREWS or management), which is responsible for monitoring NA BREWS's compliance with the law. NA BREWS will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if NA BREWS is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if NA BREWS fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of NA BREWS, and the revenue of NA BREWS can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of NA BREWS to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

This information is provided by NA BREWS. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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